EXHIBIT E - VIDEO TRANSCRIPTS

KTVU News

https://www.youtube.com/watch?v=VYfr2D5hzUc

...while pedaling to work.

50 percent of all auto trips during commute hours are less than three miles. 30 percent are less than one mile. So there you see, well what if we had this solution that could be clean, green, and emission free to get more people out of their cars.

The main goal is to get commuters out of the cars to reduce traffic congestion. Right now Swiftmile's bike program is still in the testing phase, but it could be available to riders in the South Bay within the next year. A typical 30 minute ride would cost about five dollars.

Swiftmile and Verizon

https://www.youtube.com/watch?v=noyp-tNefrk

We've got a really unique experience with Verizon. We entered what was called the Verizon Powerful Answers Award, which is a global competition. We ended up winning out of 1,500 other companies. Through that we got a lot of guidance, and mentorship through Verizon. But specifically what we found through that process is they have what's called the Verizon Share Platform, which happens to be quite a bit of what we need already. So instead of us having to reinvent the wheel, we were able to collaborate on adopting that for our needs. It has been surprising working with such a big company, how nimble they can work in some areas. So for us it has been a fantastic experience. Because we're like the tiny little mouse trying to dance with the elephant. Learning to do that we thought would take us quite a long time, but we're finding that it's actually quite efficient when you work with the right teams.

Swiftmile on Huffington Post Rise
https://www.youtube.com/watch?v=Fd_62Ht2YnQ

Colin Roche: It's a solar powered charging station that electric bikes, for example, can be locked up to. We provide the electric bikes also. Users can use our app to unlock the bike, take it out. They can go 5,10, 20 miles on these things, they go quite far. Then you can locate another station to drop it off at.

Jacqueline Howard: In most urban areas where you have a mass transit system, every stop along that rapid mass transit system is within every mile. So if the transit system is traveling every mile, that leaves the commuter with the problem of finding their own way to travel a mile to go to whatever bus stop or train stop they are trying to access.

Colin Roche: We coined this term, we call it ROLE, Return On Life Enjoyment. Really that's a big part of, I see people enjoying this thing, because they're a heck of a lot of fun to ride, and you get to your destination with a big smile on your face.

Jacqueline Howard: By rethinking public transit, it really opens our eyes to those less obvious issues, like the first mile last mile issue that many of us have no idea as far as the impact it really is making when it comes to the environment, as well as our everyday lives.

Verge accelerate presentation 2015
https://www.youtube.com/watch?v=VWkPF3Zt2FM

Host: The way this is going to work is lightening speed. So we have six entrepreneurs that, again, are working across the spectrum of topics that we support here at Verge. They've got two and a half minutes to pitch. So we'll bring them out one at a time. Then we'll invite you all to cast your votes, so to speak. So we'll put up a slide, you can text in your thoughts, and we'll hear a little bit from Nancy and Danny. So without any further ado, please welcome to the stage our first entrepreneur. Colin Roche is the Founder and CEO of Swiftmile. Welcome Colin.

Colin Roche: Hello. My name is Colin, Founder and CEO of Swiftmile. Traffic congestion, pollution, quality of life degrading. We spent over nine billion gallons of gas sitting idle in traffic last year. Nine million. That's over 800 times the amount of gas or oil spilled in [01:03] Exxon Valdez. We also spent 78 hours sitting in traffic. 78 hours. We took a two week vacation sitting in traffic last year. Yet 50 percent of these cars are only going three miles or less, 30 percent are going one mile or less. That leads us to the first and last mile problem with transportation. Where are we taking our new Swiftmile? We're going the last mile swiftly. Even if you took public transportation, where you arrive you've still got a couple of miles to go. What we do instead, we get in our car, and we say screw it, let's get back to misery, let's get back on the freeway.

We've developed a practical solution to this. It's a solar powered, [01:41] vehicle share system. Our panels charge. A [01:44] which will charge electric bikes, many segways, scooters, all of the innovative things that are taking place in the market today. It's all powered by an app that we've already put together. Here's how our system works. We have these smart stations that are beaming, using cellular and global technology, what is available, how much charge is left on the batteries. Our vehicles themselves have asset trackers in them telling them where they are. How much carbon emissions can you offset, which in turn we give to governments and universities. It's all tied together with our peer to peer sharing application. In the middle we have a cloud where it's all tied together.

Our progress to date. We're only ten months old. The kind of [inaudible] [02:22] the tail. We're proud to say we have a pilot going with the VTA, which actually runs its transit in areas right around here. We also have with some of the other large tech companies in the area, we already have deployments. So with all of this in closing we've decided besides the practicalities, the smog, the pollution, everything, we can help decrease. There's a huge factor here. We call it ROLE, Return On Life Enjoyment. These things are fun. You find your inner kid. Whenever you ride these you can't help going down the street with a smile on your face. So we'd like to ask the judges here, everybody in the audience, those around the world to support us. Let's roll together, and let's make a difference for our future. Thank you very much.

The 60 second VERGE pitch
https://www.youtube.com/watch?v=nz0CckkSOgA
My name is Colin Roche. I'm President and Founder of Swiftmile. We are addressing the first and last mile problem in urban transportation. The way our system works is we developed the first light electric vehicle sharing system. Similar to Zipcar, but for electric bikes, electric scooters, skateboards, segways,

even trikes. The way our system works is we have a solar panel, a modular unit here that's solar powered that charges our battery bank, which in turn then charges what we call PETs, Personal Electric Transports. We're excited so far with our deployments. We've got some at some of the larger tech campuses here in the Bay Area. We're soon going to be at the VTA in San Jose. We're here at Prospect SV as one of their key clients. One of the key things though aside from the practicality, and helping solve congestion and road rage, and environmental issues, is we have a high ROLE value, Return On Life Enjoyment. Thank you very much.

Swiftmile at Prospect SV
https://www.youtube.com/watch?v=AybHJzLkPJk
What we've designed is we've kind of coined the term. We've designed something specifically for LEA. LEA is the new word I'd like you all to walk away with. That's the Light Electric Age. What we foresee is specifically our first application is building the first solar powered last mile solution for really light electric vehicles. Electric bikes, electric segways, scooters, things like that. Very similar to Zipcar, the way our system works is you can deploy these anywhere. They are off the grid, they are simple to anchor down. You'll check it in and out with an app. So let's say you get off a train, and you need to get somewhere, you'll grab one of our PETs, Personal Electric Transports. Then you'll be able to get from the train to your work, tech campus, and then be able to check it back in.

For example, just the statistics say 73 percent of all car trips are less than three miles. We're trying to be a player in that space. Of that, 30 percent of those are actually one mile or less. So we are playing in that short distance travel segment. We've been fortunate enough to work with VTA so far, and some neat things. If you come by later we'll be able to do some demos, and ride alongs with some of these different things. But we're just getting out of the gates. So far we have three of the largest tech campuses here in the Bay Area. We're going to be able to make a large announcement pretty soon. We encourage you guys to please to come by, and we'll talk a little deeper about it. But we foresee this as the future of first last mile in transportation.

Mobility Batch 2 Selection Day: Swiftmile
https://www.youtube.com/watch?v=FFN5A_GjmzY
Host: Colin is here to introduce to you guys Swiftmile.

Colin Roche: I'll tell you how I started this company real quick. We're building the world's first electric bike sharing system. My name is Colin Roche. I'm President and CEO of Swiftmile. We're addressing a massive problem. It's traffic, it's getting around. All you've got to do is sit out there on the 101 to realize there has got to be a better way. Yet 96 million people every day drive less than 10 miles to work. 10 miles to work. Also half, 50 percent of all auto trips are less than three miles, yet we get in our car and we drive. You look at regular bike share. It's actually taking off, but it gets low usage rates. Cities have to subsidize it. Why? Because people don't want to be this guy, you don't want to sweat. If you have to go more than half a mile, people look at it and they say, I'm dressed nice, whatever, I don't want to have to sweat.

Our solution is an electric bike transit system. Think of us like Zipcar, but instead of renting a car, you're renting an electric bike. We have our mobile app where you can locate, we call it Tap Ride, and Roll, locate any of our electric bikes that have a 40 mile range. You can even take them home at night if you like. That are housed in our solar powered charging stations that we can deploy in a wide area network. Our app basically is a virtual key, but we collect all this data. I mean we are IOT for transportation. We give all kinds of rich data to the user at the end. Distance, time, speed, even how much their carbon offset counts.

Who buys? Well to start we're going after corporations and hotels, that's the low hanging fruit. That's where we're a painkiller, not a vitamin. We like to count ourselves as a solution to many problems. As a matter of fact, here in the Bay Area large employers are spending over $9,000 a year in getting their employees on buses, subsidizing Lyft and Uber, and we find that we're going to be a tremendous value add to that solution set.

Our revenue model is this. We've all heard of SaaS, we're BaaS, we are Bikes as a Service. Employers pay a setup fee, and then we own all the assets, and then they pay for usage. Whenever the bike is moving, we're making money. We invoice them monthly with all kinds of other rich data as well. How many car trips they've avoided, what they're doing to lower their carbon footprint. Even how far their employees have pedalled, if they did pedal, to lower health insurance premiums.

Our traction to date. We're at Google, over at the Google X Labs. We're at the Santa Clara VTA, which is the tenth largest transit organization in the United States. We have a rich, rich line of customers lined up that we're going to be deploying here in the spring.

The market itself is taking off. If you look at the electric bike market, you probably are now familiar with seeing them driving around, even for personal ownership. 16 billion dollars to date. The bike sharing market is six billion dollars to date, yet there's some fantastic market dynamics that have happened in the last month. Two Chinese companies have raised over $400 million. It's like an Uber/Lyft kind of race war. Zagster, another competitor of ours, they have raised ten million. This is all for standard bike sharing, this is not electric bike sharing. You look at the large manufacturers, auto manufacturers, they're all getting into electric bikes as well. They're going to have to have somebody charge these things.

Our competitors are really the standard bike sharing companies, and we think we have a jump on most of them. Our first deployment is over at Stanford Research Park, that's our first large deployment. There's a big need there. 27,000 people a day commute, and it's just a mess. All you've got to do is just drive over there around lunchtime to figure there's a better way.

The market is massive. We're going after corporations to start because we can get to a yes quicker. The sales cycle is a lot quicker. But the cities, the campuses, and different markets are massive as well. Our team has over 60 years of experience. We're deep in the tech side. My COO has domestic and international manufacturing experience. Keith Morovic, I call him my 'Woz. He has got over 20 years leading R&D teams. I've already had two successful exits myself.

The big part of what we're doing is we're closing our seed round right now. We're excited to announce that Verizon Ventures has invested in us. Of our $750,000 round we have about $150,000 more to go. We just started raising this. We're excited. The future is bright. We hope you'll join us. When you see one of our bikes moving down the road you'll realize somebody somewhere is making some money. Thank you very much.

PA City Council Bike Share Discussion
https://www.youtube.com/watch?v=2cMMmW1gkvo

Colin Roche: Hello council members. My name is Colin Roche. I'm the President and CEO of a local company called Swiftmile. We're actually developing something that addresses everything you've stated here today, which is an electric bike share system. That is solar powered, can be deployed anywhere, that's quick to set up. One of the elephants in this room that nobody discussed is you're making it seem by placing more bike stations out there, more people are going to bike. You're actually going to attract the bikers that already bike. What about the 99 percent of the different people out there who actually don't get on a bike? There are new options.

There has been an explosion in electric bikes within the last two years that give you the ability for pedal assist, or you can bike, just pure biking, so you get the best of both worlds. These systems are set up to be completely tracked. They are smart, you can locate them with your Smartphone. The system, because they're solar you can place them in many different locations. We're already deployed at Google. We're down at the Santa Clara Transit Valley Authority as a pilot station right outside their front door. We're also engaged with a lot of companies at Stanford Research Park.

Councilmember Holman, you mentioned the hotels and resorts. That's actually one of our focuses as well. A lot of them, we talked to every general manager there. They say, people Uber in, and then in order to get around locally they either have to walk, which might be too far, or they're going to get in another car, maybe another Uber, and get back on the roads to congest the roads. What about having a system where they could just simply walk out their front door, and get on one of these bikes?

The other part about bike share, which we love by the way, I am not saying there's anything bad about it. But to attract non bikers. Is for the work hours all studies suggest this; people don't want to sweat to get to work. You talk about Stanford Research Park. Half of those companies up there are up on a hill. Now that's just another factor that helps a lot of people decide not to bike. That's just the pure truth.

So I'm just here today to let you know this is a local company. I was born and raised here. I went to Aloni Jordan Paley. My folks still live here. I know the area well. I would love the opportunity to have my company considered. I say this with a little tongue in cheek, as compared to two companies that are located on the east coast. I'm here today to let you know that. Thank you very much.

Speaker: Thank you. I'll just ask. Josh, are you also considering electric bike share programs?

Josh: Yes. I've been working with Mr. Roche to try to implement kind of a pilot between the Cal Ave, Caltrain station, and the research park. It sounds like he's having a great deal of success. There are a couple of bike share systems in the US that are using electric bikes, so I think that's kind of the next phase of bike sharing.

Speaker: Great, thank you. Thank you very much.